



10027967

SECUR~~~~~~ ~~~ ~~~~~~~~~~ IMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Securities Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107   5th Avenue North, Suite 500
(No. and Street)

Birmingham   Alabama   35203
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Jones   (205) 307-7870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samuel O. Lyons, Jr. CPA
(Name — if individual, state last, first, middle name)

1043 43rd Street Ensley Birmingham AL 35208
(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, __Michael A. Jones_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Securities Capital Corporation_____, as of __December 31__, __2009__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Michael A. Jones
Signature

Chairman & CEO
Title

Subscribed and sworn to before me in my presence, this 25th day of February 2010, a Notary Public in and for the County of Jefferson State of Alabama

Roderick O. Mack
(Signature)   Notary Public

My commission expires 3-15, 2011

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X   Report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES CAPITAL CORPORATION
TABLE OF CONTENTS

The following supplemental schedules are not applicable:

SAMUEL O. LYONS, JR.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Securities Capital Corporation
Birmingham, Alabama

I have audited the accompanying balance sheet of Securities Capital Corporation (an S Corporation) as of December 31, 2009 and the related statements of income (loss) and retained earnings, statement of changes in stockholder's equity, statement of changes in liabilities subordinated to claims of general creditors and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Capital Corporation as of December 31, 2009, and the results of its operations and its cash flows for the period stated in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated, in all material respects, in relation to the basic financial statement as a whole.

February 26, 2010

1043-43RD STREET • BIRMINGHAM, ALABAMA 35208 • (205) 787-7016

SECURITIES CAPITAL CORPORATION
BALANCE SHEET
DECEMBER 31, 2009

ASSETS
Current Assets:

Cash and cash equivalents	$ 151,947
Commission receivable	2,555
Securities owned	318
Total current assets	154,820

Non-Current Assets:

Property and equipment (Note 1)	16,696
Total non-current assets	16,696
TOTAL ASSETS	$ 171,516

LIABILITIES AND STOCKHOLDERS
Current Liabilities:

Accounts payable	$ 634
Total current liabilities	-

Non-Current Liabilities:

Non-current liabilities	-
Total non-current liabilities	634
Total liabilities	-

Stockholders Equity:

Capital stock, $25 par; 200 shares authorized , issued and outstanding	5,000
Paid-in capital	295,366
Retained earnings	(129,484)
Total stockholders equity	170,882
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 171,516

See accompanying notes to financial statements.

SECURITIES CAPITAL CORPORATION
STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME

Operating Income	$ 86,467
Total Income	86,467

EXPENSES

Depreciation	529
Administrative	187,918
Total Expenses	188,447
Net Income (Loss) From Operations	(101,980)
Retained Earnings 12/31/08	(27,504)
RETAINED EARNINGS 12/31/09	$ (129,484)

See accompanying notes to financial statements.

SECURITIES CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Capital Stock	Paid-in Capital	Retained Earnings
Balance 12/31/08	$ 5,000	295,366	$ (27,504)
Capital Contributions	-	-	-
Capital Distributions	-	-	-
Net Income(Loss)	-	-	(101,980)
BALANCE 12/31/08	$ 5,000	295,366	$ (129,484)

See accompanying notes to financial statements.

SECURITIES CAPITAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated liabilities 12/31/08	$ -
Increase (decrease) in liabilities	-
SUBORDINATED LIABILITIES 12/31/09	$ -

See accompanying notes to financial statements.

SECURITIES CAPITAL CORPORATION
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (101,980)
Adjustments to reconcile net income (loss)	
to cash provided from operating activities:	
Decrease in commissions receivable	223
Depreciation	529
Decrease in accounts payable	(2,241)
Total adjustments increase	(1,489)
Net cash decreased by operating activities	(103,469)
Cash Flows from Investing Activities:	
Decrease in securities owned	2,426
Purchase of furniture and fixtures	(1,050)
Total decrease from investing activities	1,376
Decrease in cash and cash equivalents	(102,093)
Cash and cash equivalents 12/31/08	254,040
CASH AND CASH EQUIVALENTS 12/31/09	$ 151,947

See accompanying notes to financial statements.

6

SECURITIES CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization
Securities Capital Corporation is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company, incorporated in July 1989, has been organized to act as an investment banking and securities firm.

Basis of Accounting
The financial statements of the Organization have been prepared on the accrual basis of accounting.

Income Taxes
No provision for income tax is included in these financial statements because the stockholder has elected to report income or loss in accordance with provisions of the S Corporation section of the Internal Revenue Service Code.

Property and Equipment
Non-current assets are reported at cost. The straight-line method of depreciation based upon the estimated useful lives of the assets is used to calculate and record depreciation expense. Major repairs and/or improvements are capitalized and depreciated over the estimated useful lives of the assets and other repairs are expensed as incurred.

Class of Property	Cost	Accumulated Depreciation
Furniture and Fixtures	$ 27,525	$ 10,829
TOTAL	$ 27,525	$ 10,829

Securities Owned
Securities owned consist of corporate common stock owned at December 31, 2009.

NOTE - 2 NET CAPITAL REQUIREMENTS:
The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c-3) which requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $153,688 of which $53,688 was in excess of the required net.

SUPPLEMENTARY INFORMATION

SECURITIES CAPITAL CORPORATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:

Total stockholder's equity	$ 170,882
Less non-allowable assets:	
Furniture and office equipment-net	(16,696)
Total non-allowable	(16,696)
Securities haircuts applied	(498)
NET CAPITAL	$ 153,688

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Minimum net capital requirement	$ 100,000
Excess net capital	53,688
TOTAL BASIC NET CAPITAL	$ 153,688
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	NONE

There were no material differences between this computation of net capital and the corresponding computation prepared by securities capital corporation and included in its Unaudited Part II Focus Report filing as of December 31, 2009.

SAMUEL O. LYONS, JR.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
  Securities Capital Corporation
Birmingham, Alabama

In planning and performing my audit of the financial statements of Securities Capital Corporation for the year ended December 31, 2009, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Securities Capital Corporation that I considered relevant to the objectives stated in Rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) 11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practice and procedures can be expected to achieve the Commission's above-mentioned objectives. Two objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

9

Securities Capital Corporation
Birmingham, Alabama
Page 2

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL (CONT'D)

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Organization's internal control. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

February 26, 2010

10

SECURITIES CAPITAL CORPORATION
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2009